Report January – June and Q2 2007

including interim financial statements as of June 30, 2007

August 16, 2007
6:30 (BST), 7:30 (CET)

On track to deliver future value growth

Q1/07	Q2/07	Q2/06	Δ%	in EUR mn	6m/07	6m/06	Δ%	2006
512	562	621	(9)	EBIT	1,074	1,162	(8)	2,061
480	584	662	(12)	Clean EBIT	1,064	1,153	(8)	2,257
332	411	400	3	Net income after minorities	743	719	3	1,383
317	435	413	5	Clean net income after minorities	752	710	6	1,521
1.11	1.38	1.34	3	EPS in EUR	2.49	2.41	3	4.64
1.06	1.46	1.38	5	Clean EPS in EUR	2.52	2.38	6	5.10
671	455	565	(19)	Cash flow from operations	1,126	1,070	5	2,027
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a.	1.05

- **Clean net income after minorities of EUR 435 mn up 5%; strong contribution from Borealis and Petrol Ofisi; clean EPS after minorities of EUR 1.46 up 5%; reported EPS up 3% to EUR 1.38**
- **Clean EBIT for Q2/07 of EUR 584 mn down 12% versus Q2/06, mainly due to refinery shutdowns and impact from a weakening USD and strengthening RON; Petrom contributed EUR 173 mn**
- **Outlook 2007: We expect further progress in restructuring Petrom and in the implementation of our growth strategy; the macro environment is expected to be more challenging**

Wolfgang Ruttenstorfer, CEO of OMV

"This strong earnings momentum supports our growth strategy. Higher production from fields that recently came on stream compensated for lower production volumes in Romania. Thanks to restructuring efforts at Petrom we managed to stabilize oil production in Q2/07. The impact of major shutdowns in three refineries was to some extent mitigated by strong refining margins and positive developments in the Marketing business. The restructuring of Petrom's Marketing activities is now almost complete, with the retail stations now significantly more efficient as a result of the change to the full agency system. While we continue to deliver restructuring benefits at Petrom it is also our responsibility to evaluate further options to secure long-term value growth for the Group. At the end of June we have increased our stake in MOL to 18.9% and have positioned ourselves for the next consolidation wave in CEE. The benefits and synergies that could be generated by combining OMV and MOL are an opportunity to generate value for the shareholders of both companies and we therefore believe it makes sense to begin structured discussions with MOL."

Content

Move & More. OMV

Financial highlights

Second quarter 2007 (Q2/07)

In Q2/07 OMV experienced an overall favorable environment. The Brent oil price was only slightly below last year's high level, but the weakening USD impacted the upstream business. Refining margins improved significantly compared to Q2/06, though the demand for heating oil stayed very low. The **Group's EBIT** of EUR 562 mn was 9% below the level of Q2/06. The EBIT contribution of **Petrom** was EUR 170 mn. **Net income from associated companies** increased and reflected the significantly stronger contribution from Borealis, and also the inclusion of OMV's stake in the Turkish marketing company Petrol Ofisi. **Net income after minorities** of EUR 411 mn was 3% above last year's level. **Clean EBIT** declined by 12% to EUR 584 mn after excluding mainly net special charges from personnel-related costs and unscheduled depreciations. **Petrom's** clean EBIT contribution stood at EUR 173 mn. **Clean net income after minorities** was EUR 435 mn and **clean EPS** after minorities was EUR 1.46, up 5% on Q2/06.

In **Exploration and Production (E&P)** clean EBIT decreased by 11% compared to Q2/06, reflecting the pressure from a weaker USD and a strengthening RON. The Group's oil and gas production amounted to 322,000 boe/d, the same level as in Q2/06. Lower production in Romania was compensated by higher volumes in New Zealand and Yemen.

In **Refining and Marketing (R&M)** clean EBIT was EUR 107 mn compared to EUR 138 mn in Q2/06. Improved refining margins as well as a good Marketing result only partly offset the impact of three major refinery shutdowns. Market demand for heating oil remained weak; however, the development of the retail business is promising.

In the **Gas** segment, clean EBIT was boosted mainly by the full consolidation of EconGas (not included in Q2/06) and the strong storage business, where the utilization was much higher than last year.

January – June 2007 (6m/07)

Oil prices in the first half of 2007 were slightly lower than in the same period last year, while downstream margins improved significantly. Overall, the Group generated another strong financial performance, with an EBIT below 6m/06 but net income above. **Group EBIT** of EUR 1,074 mn was 8% below the level of 6m/06; the EBIT contribution of **Petrom** amounted to EUR 306 mn. **Net income from associated companies** was up 126%, reflecting the good performance of Borealis and the inclusion of the stake in Petrol Ofisi. **Net income after minorities** of EUR 743 mn was 3% above last year's level. **Clean EBIT** fell by 8% to EUR 1,064 mn after excluding mainly exceptional income from the disposal of drilling rigs by Petrom – identified as non-core assets – and exceptional charges relating to asset write-downs and restructuring. **Petrom's** clean EBIT contribution thus stood at EUR 291 mn. **Clean net income after minorities** was EUR 752 mn and **clean EPS** after minorities was EUR 2.52, 6% above last year.

In **Exploration and Production** clean EBIT declined by 19% reflecting lower volumes, the lower oil price level and a negative currency impact. The Group's oil and gas production stood at 322,000 boe/d, 2% below last year.

In **Refining and Marketing** clean EBIT increased by 31%, reflecting a stronger margin environment in bulk refining and petrochemicals (especially in Q1/07) as well as the progress in Marketing.

In the **Gas** segment, clean EBIT was boosted mainly by the full consolidation of EconGas (not included in 6m/06) and a significant contribution from the storage business was supported by increased storage capacities sold following the cold winter in 2005/06. Higher sales volumes at Petrom also contributed to the strong result.

Significant events in Q2/07

On April 11, OMV signed a Heads of Agreement with the National Iranian Oil Company regarding a participation in the development of an area in the South Pars Gas Field in the Persian Gulf (South Pars Field phase 12), a liquefaction plant for Liquefied Natural Gas (Iran LNG) and subscriber agreements for Liquefied Natural Gas (LNG).

In May, Petrol Ofisi agreed to settle the outstanding tax claim for the period 2002 to Q1/06 related to a transaction in 2002 (merger of IS-Dogan into Petrol Ofisi) with the Turkish Tax Authority. To terminate the ongoing tax reconciliation it was agreed with the Turkish Tax Authorities that Petrol Ofisi pays a settlement of approximately USD 205 mn (YTL 275.3 mn) which also includes interest. Dogan, Petrol Ofisi's largest shareholder and seller to OMV of a 34% stake, has indemnified OMV for tax and related damages arising out of this transaction.

OMV's Annual General Meeting on May 24 approved a dividend of EUR 1.05 per share, which has been duly paid. Additionally, the meeting authorized the Executive Board to acquire own shares. The existing authorization for a capital increase has been extended to 2012 and a possibility was also granted to issue a convertible bond.

In the E&P segment, four new offshore exploration licenses in Ireland, Norway and New Zealand were obtained which show strong promise for future production. The Irish block is situated in the Atlantic Margin off the west coast of Ireland. The two blocks in Norway are located in the Norwegian Sea and the Barents See. The new license in New Zealand is located at the west coast of New Zealand's North Island. OMV made new discoveries in Libya and Pakistan: In Libya OMV announced two oil discoveries yielding high quality oil in Block NC 200 in the Murzuq Basin, 1,000 km south of the Libyan capital Tripoli. In Pakistan, OMV made a discovery and successful testing of gas in its Tajjal 1 exploration well in the Gambat Exploration Block in the Northern Sindh province.

On June 25, OMV announced the acquisition of an additional 8.6% stake in the Hungarian oil and gas company MOL. Through a further purchase of 0.3% OMV's stake in MOL stood at 18.9% of the issued shares at the end of June. The increase of the stake improves OMV's position in the upcoming wave of consolidation. At appropriate prices, OMV does not exclude buying further, smaller amounts of MOL shares.

Outlook 2007

The main market drivers (crude price, refining margins and the USD exchange rate) are expected to remain volatile through 2007. We anticipate average **crude prices** remaining at high levels, with considerable short-term fluctuations. We expect **refining margins** and the spread between Brent and Urals prices of a similar level to 2006. Regarding the **USD exchange rate**, we expect the dollar to weaken in comparison to last year. The **Romanian Leu (RON)** is likely to be significantly stronger than in 2006.

In **E&P**, we expect similar production volume compared to 2006. The start-up of fields in New Zealand and Yemen at the end of 2006 should compensate for lower production in other countries such as Romania. The investment priorities for 2007 are the development of the Strasshof gas field (Austria), the oil fields Maari (New Zealand), Komsomolskoe (Kazakhstan) and Block S2 (Yemen), the oil discoveries in Libya and the completion of the Pohokura (New Zealand) gas field development. In Romania, substantial investments in the modernization of the production facilities in order to significantly enhance the production process efficiency and reduce production costs are continuing. The first effects of improvements from this modernization program are expected by the end of 2007. Due to the weakness of the USD against most local currencies, it is likely that production and lifting cost in USD/boe terms will increase.

In the **R&M** segment, two further major refinery shutdowns are scheduled for Q4/07: The planned shutdown of Petrobrazi (originally scheduled for Q1/08) will be brought forward to Q4/07. The complete site at Burghausen will be shut down for six weeks. In the course of this the expanded cracker and a new metathesis plant will be put into operation. Additional propylene will be delivered to Borealis, feeding the new Borstar propylene plant coming on-stream at the same time. The Group's total utilization rate in 2007 will be below the level of 2006 due to the stops in Q2 and Q4. We expect refining margins in H2/07 to be slightly weaker. The focus of investment in the refineries in 2007 is the modernization of the Petrobrazi refinery, the completion of the cracker extension in Burghausen and the construction of a thermal cracker in Schwechat to be able to use more heavy crude and at the same time to reduce the amount of heavy fuel oil in the product slate. At Bayernoil an extensive restructuring program is being prepared, which will lead to the closure of the site in Ingolstadt in order to implement an improved plant configuration and to secure the refinery network on a long-term basis. Furthermore, preparatory work for the construction of the ethylene pipeline in southern Germany will be undertaken. Due to the further expansion of the filling station network in the European growth markets and the modernization of Petrom's filling stations, sales volumes in retail should increase. Due to the competitive

environment, we plan to close around 40 filling stations in Germany and Austria.

In the **Gas** segment, the pace of internationalization will be pursued in 2007. The marketing and trading business is expected to be strengthened further by the presence of the sales and trading subsidiary EconGas in Germany, Italy and Hungary as well as by the growth of Petrom's gas business in Romania. In the logistics business Austria's significance as one of the central European turntables is further increased by the extension of transit pipelines, the fast growth of the gas hub in Baumgarten and the planned storage projects. The Nabucco project aims to secure an alternative natural gas supply to Europe via a connection to the Caspian region. The project is still in the development phase, during which all technical, legal, commercial and financial issues are being investigated. The final decision is expected towards the end of 2007/beginning of 2008. The feasibility study for the Adria LNG project is ongoing. The tender for a lump-sum turn key contract for the gas power plant in Romania has been successfully launched. Bids are expected by October 2007 and the signing is scheduled for Q1/08.

Annual average **investments** of approximately EUR 2 bn, of which around EUR 900 mn are dedicated to Petrom, are planned over the next few years in order to maintain growth momentum and continue the modernization of Petrom's operations. For 2007 CAPEX is expected to be higher than the average EUR 2 bn. Major acquisitions, such as for example the increase of our stake in MOL, are not included in this figure.

At a glance

Q1/07	Q2/07	Q2/06	Δ%	in EUR mn	6m/07	6m/06	Δ%	2006
4,594	4,581	4,646	(1)	Sales [1]	9,176	8,944	3	18,970
421	442	474	(7)	EBIT E&P	863	1,063	(19)	1,908
29	94	130	(28)	EBIT R&M	123	94	31	121
79	42	28	50	EBIT Gas	121	61	99	135
(17)	(16)	(11)	46	EBIT Corporate	(33)	(56)	(41)	(103)
512	**562**	**621**	**(9)**	**EBIT Group**	**1,074**	**1,162**	**(8)**	**2,061**
389	448	507	(11)	Clean EBIT E&P [2]	837	1,036	(19)	1,974
29	107	138	(23)	Clean EBIT R&M [2]	136	104	31	219
79	42	28	50	Clean EBIT Gas [2]	121	61	99	135
(17)	(14)	(11)	28	Clean EBIT Corporate [2]	(31)	(48)	(36)	(71)
480	**584**	**662**	**(12)**	**Clean EBIT [2]**	**1,064**	**1,153**	**(8)**	**2,257**
545	628	643	(2)	Income from ordinary activities	1,173	1,169	0	2,156
401	481	474	2	Net income	882	904	(2)	1,658
332	411	400	3	Net income after minorities	743	719	3	1,383
317	435	413	5	Clean net income after minorities [2]	752	710	6	1,521
1.11	1.38	1.34	3	EPS in EUR	2.49	2.41	3	4.64
1.06	1.46	1.38	5	Clean EPS in EUR [2]	2.52	2.38	6	5.10
671	455	565	(19)	Cash flow from operating activities	1,126	1,070	5	2,027
2.36	1.52	1.89	(20)	CFPS in EUR	3.77	3.58	5	6.80
321	1,823	647	182	Net debt/(net cash)	1,823	647	182	630
3	18	8	126	Gearing ratio in %	18	8	126	7
528	1,561	1,217	28	Capital expenditures	2,088	1,650	27	2,518
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a.	1.05
–	–	–	n.a.	ROFA (%)	26	32	(20)	27
–	–	–	n.a.	ROACE (%)	16	21	(26)	18
–	–	–	n.a.	ROE (%)	18	23	(20)	20
39,187	37,910	46,734	(19)	OMV employees	37,910	46,734	(19)	40,993
33,964	32,557	41,522	(22)	thereof Petrom	32,557	41,522	(22)	35,813

[1] Sales excluding petroleum excise tax

[2] Adjusted for exceptional, non-recurring items

Exploration and Production (E&P)

Q1/07	Q2/07	Q2/06	Δ%	in EUR mn	6m/07	6m/06	Δ%	2006
892	987	1,044	(5)	Segment sales	1,879	1,923	(2)	3,968
421	442	474	(7)	EBIT	863	1,063	(19)	1,908
32	(7)	(33)	(80)	Special items	25	26	(3)	(66)
389	448	507	(11)	Clean EBIT	837	1,036	(19)	1,974

Q1/07	Q2/07	Q2/06	Δ%	Key performance indicators	6m/07	6m/06	Δ%	2006
28.9	29.3	29.3	0	Total hydrocarbon production in mn boe	58.3	59.7	(2)	118.4
322,000	322,000	322,000	0	Total hydrocarbon production in boe/d	322,000	330,000	(2)	324,000
14.4	14.9	15.4	(3)	Crude oil and NGL production in mn bbl	29.4	31.0	(5)	61.6
81.4	80.7	78.2	3	Natural gas production in bcf	162.1	160.6	1	317.6
57.76	68.75	69.59	(1)	Average Brent price in USD/bbl	63.21	65.60	(4)	65.14
51.89	62.20	61.09	2	Average realized crude price in USD/bbl	57.02	58.16	(2)	58.07
38.47	52.10	37.48	39	Exploration expenditure in EUR mn	90.57	74.67	21	200.48
17.34	39.84	21.04	89	Exploration expenses in EUR mn	57.18	47.82	20	170.91
12.18	12.82	11.76	9	OPEX in USD/boe	12.50	10.80	16	11.15

Thereof Petrom (included above)

Q1/07	Q2/07	Q2/06	Δ%	in EUR mn	6m/07	6m/06	Δ%	2006
190	198	206	(4)	EBIT	389	554	(30)	972
18	0	(33)	n.m.	Special items	18	24	(23)	(49)
172	198	239	(17)	Clean EBIT	370	531	(30)	1,020

Q1/07	Q2/07	Q2/06	Δ%	Key performance indicators	6m/07	6m/06	Δ%	2006
202,000	196,000	202,000	(3)	Total hydrocarbon production in boe/d	199,000	208,000	(4)	204,000
8.4	8.5	8.9	(5)	Crude oil and NGL production in mn bbl	16.9	17.9	(6)	35.6
1.5	1.4	1.5	(1)	Natural gas production in bcm [1]	2.9	3.0	(3)	6.0
54.26	65.30	64.84	1	Average Urals price in USD/bbl	59.74	61.52	(3)	61.35
48.79	59.29	58.49	1	Average realized crude price in USD/bbl	54.12	55.96	(3)	55.51
154.05	187.07	118.02	59	Regulated domestic gas price for producer in USD/1,000 cbm	170.00	113.77	49	122.02
15.51	16.66	14.97	11	OPEX in USD/boe	16.08	13.48	19	13.87

[1] Reported in bcm, as gas prices in Romania are based on cbm

Second quarter 2007 (Q2/07)

- **Higher production volumes from fields which recently came on stream (New Zealand and Yemen) compensated for seasonally lower gas volumes and production shortfalls in Romania**
- **Romanian oil production stabilizing**
- **Weaker USD impacted oil revenues and stronger RON led to a further increase in OPEX in USD/boe**
- **Exploration portfolio expanded in Ireland, Norway and New Zealand, exploration stepped up in Romania**

Segment sales decreased due to weaker USD FX-rates and lower sales volumes (mainly due to lower gas volumes in Romania). While the **Brent** crude price was 1% down compared to Q2/06, the Group's average **realized crude price** increased by 2% to USD 62.20/bbl. The main reasons for higher realizations were the timing of liftings and the increase of the Urals crude price. The realized/Brent-price differential therefore decreased to USD

6.6/bbl (Q2/06: USD 8.5/bbl). The Group's average **realized gas price** in EUR was up by 19% compared to Q2/06, reflecting the gas price increase in Romania. **EBIT** was down by 7% compared to Q2/06 to some extent due to a lower contribution from Petrom – impacted by lower volumes and adverse FX developments. The weakening USD affected oil revenues while the stronger RON inflated RON-denominated costs in both, USD and EUR terms. The step-up in production, especially in New Zealand and Yemen, contributed positively to the Group's results, but production shortfalls were experienced in the UK as well as in Romania. EBIT included special charges of around EUR 7 mn mainly relating to restructuring costs. Excluding special items, **clean EBIT** was 11% below last year's level, as Q2/06 clean EBIT excluded special restructuring charges for Petrom.

Production costs excluding royalties in USD/boe (OPEX) increased by 9% compared to Q2/06. In Petrom OPEX/boe was up 11% due to FX-effects (the RON strengthened by 13% against the USD) and lower production volumes. **Exploration expenditure** was 39% higher than in Q2/06 mainly due to the step up of activities at Petrom (Q2/07: EUR 28 mn, Q2/06: EUR 3 mn), where 3 exploration wells were drilled in Q2/07. Exploration activities also increased in New Zealand and Germany. In Q2/07, new discoveries were made in Pakistan and Libya and new acreage was secured in Ireland, Norway and New Zealand. **Total production** of oil, NGL (natural gas liquids) and gas remained at the same level as in Q2/06 as higher volumes in New Zealand, Yemen and Libya compensated for lower volumes in Romania and asset sales in 2006 (Ecuador). **Oil and NGL production** was down by 3% compared to Q2/06. The decline was mainly due to technical issues at Schiehallion in the UK and the natural decline in Romania; however, progress was made at Petrom arresting the oil production decline in Q2/07 as a result of production improvement programs. NGL production volumes in New Zealand further increased. Volumes in Libya were up, mainly due to grossing up of profit oil since Q4/06. The Habban oil field in Yemen is undergoing its first phase of development and is gradually increasing production. In Romania, the well re-completion program aimed at reducing maintenance shutdowns is on track. In Q2/07, 424 wells were modernized, and the number of re-completed wells at the end of June was 603, putting us on track for our target of 2,000 per year end. The number of crews working on this program has been stepped up from 6 in Q1/07 to 31 and will be increased to 45 in the second half of the year. We expect the first results of this program towards the end of 2007. **Gas production** increased by 3% compared to Q2/06. At Petrom, gas production was negatively impacted by high pressure in the gas pipeline network as well as by technical issues. These losses could be more than compensated by the new gas volumes from the recently developed gas field Pohokura in New Zealand.

Compared to Q1/07 clean EBIT increased by 15%. Significantly higher oil and gas prices were partly offset by higher exploration expenses and higher OPEX. Petrom's results were particularly burdened by FX effects due to the weakening of the USD. In addition, the strengthening of the RON increased RON-denominated costs in EUR and USD terms. In Q2/07, a further inventory of equity crude was built up for the maintenance shutdown of Arpechim; therefore no EBIT margin was realized for these volumes at Petrom E&P. The crude price of Brent increased by USD 11.0/bbl, whereas the Group's realized crude was up only by USD 10.3/bbl due to the timing of liftings. The Group's production volumes were stable as lower gas volumes in Romania were compensated by increased gas volumes in New Zealand, a further step-up of production in Yemen, slightly raised OPEC quotas which were gradually introduced in Libya in 2007 and the resolving of technical difficulties experienced in Tunisia in Q1/07.

January –June 2007 (6m/07)

Segment sales declined due to lower price levels, weaker USD FX-rates and lower sales volumes. While the Brent crude price decreased by 4% compared to 6m/06, the Group's average **realized crude price** was USD 57.02/bbl, a decrease of only 2%. The Group's average **realized gas price** was up 7% mainly reflecting the increased regulated domestic gas price for producers in Romania. **EBIT** was down by 19% compared to 6m/06 mainly due to a significantly lower contribution from Petrom, as a result of lower volumes and a negative FX impact. EBIT included special income of some EUR 25 mn mainly relating to the sale of the Tunisian oil field, Chergui, and the reversal of an impairment made in 2006 for the Sinelnikov field in Kazakhstan. **Clean EBIT** was 19% below last year's level.

Production costs excluding royalties in USD/boe (OPEX) increased by 16% compared to 6m/06. At Petrom OPEX was up 19%, mainly due to FX-effects (the RON strengthened by 13% against the USD) and the negative impact of lower production volumes on unit costs. **Exploration expenditure** was up 21% on 6m/06 mainly driven by increased activities at Petrom (6m/07: EUR 48 mn, 6m/06: EUR 6 mn). **Total production** of oil, NGL and gas fell by 2% mainly due to lower production at Petrom as well as asset sales. **Oil and NGL production** was 5% below 6m/06 due to the disposal of Ecuador in Q4/06, the change of contract in Venezuela in Q2/06, and lower volumes in Romania. **Gas production** increased by 1%. At Petrom, gas production was negatively impacted by reduced demand due to the mild winter in Q1/07 as well as technical difficulties and seasonally lower gas volumes due to pipeline pressure in Q2/07; however the new gas volumes from the Pohokura field in New Zealand more than compensated this.

Refining and Marketing (R&M)

Q1/07	Q2/07	Q2/06	Δ%	in EUR mn	6m/07	6m/06	Δ%	2006
3,499	3,851	4,403	(13)	Segment sales	7,350	8,296	(11)	17,253
29	94	130	(28)	EBIT	123	94	31	121
39	25	27	(7)	thereof petrochemicals west	65	30	118	128
–	(13)	(8)	62	Special items	(13)	(10)	23	(98)
29	107	138	(23)	Clean EBIT	136	104	31	219

Q1/07	Q2/07	Q2/06	Δ%	Key performance indicators	6m/07	6m/06	Δ%	2006
5.25	7.06	6.12	15	OMV indicator margin in USD/bbl	6.15	4.81	28	4.47
6.26	5.22	6.23	(16)	Refining input in mn t	11.47	12.16	(6)	25.12
93	76	90	(16)	Utilization rate refineries in %	84	91	(7)	92
5.22	5.23	5.58	(6)	Refining sales volumes in mn t	10.45	11.19	(7)	22.97
0.57	0.49	0.54	(9)	thereof petrochemicals in mn t	1.06	1.08	(2)	2.17
3.87	4.10	4.55	(10)	Marketing sales volumes in mn t	7.98	8.80	(9)	18.53
2,511	2,528	2,520	0	Marketing retail stations	2,528	2,520	0	2,540

Thereof Petrom (included above)

Q1/07	Q2/07	Q2/06	Δ%	in EUR mn	6m/07	6m/06	Δ%	2006
(73)	(40)	(52)	(23)	EBIT	(113)	(137)	(18)	(338)
–	(2)	(8)	(71)	Special items	(2)	(8)	(71)	(84)
(73)	(37)	(44)	(15)	Clean EBIT	(111)	(129)	(15)	(254)

Q1/07	Q2/07	Q2/06	Δ%	Key performance indicators	6m/07	6m/06	Δ%	2006
4.33	6.52	6.03	8	OMV refining margin east in USD/bbl	5.45	4.72	15	4.01
1.67	1.21	1.70	(29)	Refining input in mn t	2.87	3.43	(16)	6.86
85	60	85	(29)	Utilization rate refineries in %	72	86	(16)	86
1.32	1.08	1.49	(28)	Refining sales volumes in mn t	2.39	3.03	(21)	6.17
0.09	0.08	0.11	(22)	thereof petrochemicals in mn t	0.17	0.21	(18)	0.39
1.10	1.04	1.35	(24)	Marketing sales volumes in mn t	2.14	2.76	(23)	5.75
776	791	699	13	Marketing retail stations	791	699	13	804

Second quarter 2007 (Q2/07)

- **Strong refining margins, but negative impact of three major refinery shutdowns burdened the result**
- **Solid petrochemicals west result again, despite lower volumes**
- **Marketing: Retail environment improved but commercial business suffered from weaker middle distillate sales and margins**

The impact of three major refinery shutdowns and weak demand for heating oil led to 13% lower **R&M segment sales** compared to Q2/06. This also had a negative impact on **clean EBIT** which came in below Q2/06, despite higher refining margins and positive developments in the Marketing business. Petrom's refineries benefited from strong refining margins and therefore reached a similar result as in Q2/06 despite significantly lower sales volumes due to the Arpechim shutdown. Special items recorded in Q2/07 included personnel restructuring costs in Austria (approx. EUR 3 mn) and provisions in connection with the retail station network optimization, mainly in Germany (approx. EUR 7 mn).

The **bulk refining** result dropped compared to Q2/06 mainly due to lower refining sales volumes, which more than offset higher refining margins. The OMV indicator refining margin west of USD 7.23/bbl was 17% above Q2/06, mainly because of higher gasoline and naphtha spreads. Petrom has a significant stake of gasoline in its output mix, therefore the strong gasoline spreads supported the Petrom result in particular. In June, Petrom started to produce biodiesel to be able to start biodiesel sales which are required as of July 1, 2007.

Overall **capacity utilization** was down by 14 percentage points to 76% compared to Q2/06 because of the shutdowns. At Schwechat, the repair of the crude unit was completed (shutdown of 22 days), at Burghausen a

compressor in the steam cracker was out of operation (11 days) and at Arpechim the scheduled turnaround lasted approx. 6 weeks. Total **refining sales** were 6% below Q2/06, affected by the shutdowns and extremely weak demand for heating oil in Central Europe. This resulted in high stock levels limiting the flexibility of production. Refining sales at Petrom were 28% lower.

The **petrochemicals** result west (excluding Petrom) was again solid but came in below Q2/06, mainly due to lower sales volumes. **Petrochemical sales volumes west** decreased by 5% mainly as a consequence of the shutdown in Burghausen.

The **Marketing** result came in well above the Q2/06 level, when losses were recorded. Petrom managed to reduce export sales (with very low margins) significantly thanks to increased domestic sales and product optimizations in the refineries. In addition to improved retail margins, the higher contribution from the non-oil business also helped. **Marketing volumes** decreased compared to Q2/06, due to 18% lower commercial sales volumes (mainly significantly reduced sales of heating oil). Retail volumes, on the other hand, increased by 9% mainly due to the increased efficiency of the retail station network as well as higher demand, mainly in Slovenia and Bulgaria. Higher retail volumes at Petrom were also a result of improved retail station management. The restructuring process in the Marketing business is now nearly complete: Almost all Petrom's filling stations have been changed to a full agency system and throughput per filling station has increased to 2.9 mn liters per year from 2.0 mn liters in 2005. Our target for 2010 has therefore been achieved ahead of time. In addition, the number of premium stations increased to 81 at the end of Q2/07. As of June 30, 2007, the total number of **retail stations** was at a similar level to the end of Q2/06.

Compared to Q1/07 clean EBIT in Refining more than tripled. This was due to favorable refining margins mainly driven by widening gasoline spreads as well as the advantage of lower crude input cost due to an usual time-lag in processing crude and positive inventory effects, both as a consequence of the increase in crude prices. On the other hand, rising crude prices depressed petrochemicals margins compared to Q1/07 as prices of ethylene and propylene are fixed in advance for the full quarter. The Marketing business was supported by higher sales volumes in all countries. While the retail environment improved, the commercial business suffered from weaker middle distillate sales and margins.

January –June 2007 (6m/07)

R&M **segment sales** decreased by 11% mainly due to the refinery shutdowns and weaker demand in heating oil due to the warm weather.

Despite several refinery shutdowns EBIT was significantly above last year's level, reflecting mainly a stronger environment in petrochemicals and Marketing. **Clean EBIT** came in some 30% above 6m/06 and excluded the above mentioned special charges.

The **bulk refining** result declined mainly due to the negative effects of the shutdowns. These effects could not be compensated by higher margins. The Refining business of Petrom in particular was negative, reflecting high own-energy consumption, the improving but still unfavorable product slate and the overall cost position. Due to the shutdowns, overall **capacity utilization** declined to 84%. Total **refining sales volumes** were 7% down.

The **petrochemicals** result west (excluding Petrom) was excellent, mainly reflecting higher margins particularly in Q1/07. **Sales volumes west** were slightly up compared to 6m/06.

The **Marketing** result was clearly positive, compared with a negative result in 6m/06. Margins in the overall retail sector recovered. Lower volumes in the commercial business and lower exports at Petrom more than offset higher retail volumes resulting in a decline of overall Marketing volumes by 9%.

Gas

Q1/07	Q2/07	Q2/06	Δ%	in EUR mn	6m/07	6m/06	Δ%	2006
889	573	322	78	Segment sales	1,462	769	90	2,071
79	42	28	50	EBIT	121	61	99	135
–	0	–	n.a.	Special items	0	–	n.a.	(1)
79	42	28	50	Clean EBIT	121	61	99	135

Q1/07	Q2/07	Q2/06	Δ%	Key performance indicators	6m/07	6m/06	Δ%	2006
3.96	2.59	2.67	(3)	Combined gas sales volumes in bcm	6.55	7.70	(15)	14.11
804,273	742,341	560,547	32	Average storage capacities sold in cbm/h	773,307	627,808	23	672,400
12.15	13.11	11.69	12	Total gas transportation capacity sold in bcm	25.26	23.20	9	46.90

Thereof Petrom (included above)

Q1/07	Q2/07	Q2/06	Δ%	in EUR mn	6m/07	6m/06	Δ%	2006
19	12	16	(27)	EBIT	31	27	14	44
19	12	16	(27)	Clean EBIT	31	27	14	44
1.52	1.24	1.01	23	Gas sales volumes in bcm	2.76	2.46	12	4.97

Second quarter 2007 (Q2/07)

- **Seasonally lower results in the marketing and trading business compared to Q1/07**
- **Strong contribution from the storage and transportation businesses**
- **Lower sales volumes due to the reorganization of Russian supply contracts in Q4/06**
- **Petrom benefited from lower import price levels, but results affected by the import obligation**

EBIT was up 50% compared to Q2/06 due to the full consolidation of EconGas as of Q4/06 and a stronger contribution from the Logistics business (transportation and storage).

EBIT in the **marketing and trading business** was underpinned by the EUR 11 mn contribution of EconGas. In Romania, the import obligation (the requirement to sell a certain percentage of import gas to eligible customers since H2/06) burdened the result of Petrom's gas business which was some EUR 4 mn lower than in Q2/06. The import price fell to USD 275/1,000 cbm in Q2/07 (Q2/06: USD 292/1,000 cbm) while the regulated gas price for industrial customers in Romania rose by 22% to USD 346.9/1,000 cbm. The regulated domestic gas price for producers increased by 59% to USD 187.1/1,000 cbm (RON 455.0, i.e. 38%) compared to Q2/06. This increase in gas prices for Petrom was partly driven by lower import prices as well as by the strengthening of the RON compared to the USD, which makes imports cheaper in local currency. Against the general market trend in Romania, Petrom's strong market position and its increased customer base led to higher sales volumes. Volumes sold to power plants also increased, as the dry summer in Romania meant hydropower plants could not operate at full capacity and have therefore been partially replaced by gas fired power plants. The relatively warm season, compared to last year, resulted in lower sales volumes in Austria. EconGas was able to nearly offset this decline by internationalization and short-term wholesale and trading activities. Furthermore, in November 2006 the Russian import contracts were transferred to EconGas and parts of the Russian import volume were transferred to GWH and Centrex, leading to lower sales volumes for the Group.

The **transport business** benefited from higher marketed transportation volumes. Total gas transportation capacity sold increased relative to Q2/06, primarily due to the increased capacity as the TAG Loop II came into operation at the end of 2006. A significant contribution to overall EBIT came from the **storage business**, as high capacities were booked for 2007 following the cold winter of 2005/06. Moreover the average storage volume sold was significantly above last year's level since the warm weather led to higher storage levels of customers.

EBIT decreased by 47% **compared to Q1/07**, mainly driven by a seasonally weaker marketing and trading business. Sales volumes dropped by 35% to some 2.6 bcm in Q2/07. In Romania, the reduced import quota and lower

import prices mitigated to some extent the burden from the import obligation. The lower level of Romanian gas demand was largely compensated by lower import levels. The logistics business benefited from an increase in marketed transportation capacity. Marketed storage capacity was seasonally lower but still at a high level following the warm winter of 2006/07.

January – June 2007 (6m/07)

The **EBIT** of the Gas segment almost doubled, mainly due to the full consolidation of EconGas but also due to better results at Petrom and the good results of the logistics business.

In the **marketing and trading business** the transfer of the Russian supply contracts (to EconGas, GWH, Centrex) led to lower sales volumes. This was partly offset by increased sales volumes at Petrom.

The **transport business** benefited from higher volumes. Total gas transportation capacity sold increased, primarily due to increased capacity as the TAG Loop II came into operation at the end of 2006.

Lower withdrawals of stored gas by customers during the warm winter of 2006/07 and generally higher demand for storage capacity triggered by the cold winter in 2005/06 led to a very high utilization of storage capacities. The **storage business** therefore recorded a significantly better result than in 2006.

Legal principles and general accounting policies

The interim condensed consolidated financial statements for the six months ended June 30, 2007 (6m/07) have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at December 31, 2006.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2006. The valuation methods in effect on December 31, 2006 remained unchanged.

The interim condensed consolidated financial statements for 6m/07 are unaudited and an external review by an auditor was not performed.

Changes in the consolidated Group

Compared with the consolidated financial statements as of December 31, 2006 the consolidated Group changed as follows:

In Exploration and Production (E&P) the oil company "RENATA" LLC, Samara, a subsidiary of Ring Oil Holding & Trading Ltd., was fully consolidated in Q1/07. The fully consolidated subsidiaries Ozyturk Munai, Aktobe, and Ecologicheskaya Technika LLC, Ukhta, were disposed of in April 2007.

In Refining and Marketing (R&M) the remaining 50% interest in Colpack Austria Brennstoffhandel GmbH, Vienna, was acquired as of January 1, 2007 and was then merged on the same day into OMV Wärmevertriebs GmbH. OMV's stake in Petrol Ofisi A.S., which is consolidated at-equity, was increased by 1.36 percentage points to 35.36%. As of Q2/07 the 50%-interest in Heating Innovations Austria GmbH, Vienna, is consolidated at-equity.

Seasonality and cyclicality

Seasonality is of significance especially in Gas and R&M; for details please refer to the section "Business segments". In addition to the interim financial statements and notes, further information on the main items affecting the financial statements is given as part of the description of OMV's business segments.

Income statement (unaudited)

Q1/07	Q2/07	Q2/06	Consolidated statement of income in EUR mn	6m/07	6m/06	2006
4,594.06	4,581.48	4,646.09	Sales revenues	9,175.54	8,944.26	18,970.37
(52.99)	(50.54)	(59.28)	Direct selling expenses	(103.53)	(109.91)	(221.84)
(3,709.03)	(3,577.60)	(3,594.01)	Production costs of sales	(7,286.63)	(6,979.31)	(15,021.26)
832.04	**953.34**	**992.80**	**Gross profit**	**1,785.38**	**1,855.05**	**3,727.27**
67.02	33.48	70.61	Other operating income	100.51	168.01	265.87
(223.60)	(218.69)	(207.37)	Selling expenses	(442.30)	(431.48)	(913.86)
(72.74)	(84.39)	(80.36)	Administrative expenses	(157.13)	(153.13)	(297.09)
(17.34)	(39.84)	(21.04)	Exploration expenses	(57.18)	(47.82)	(170.91)
(2.62)	(0.45)	(1.19)	Research and development expenses	(3.07)	(3.50)	(13.24)
(70.80)	(81.38)	(132.37)	Other operating expenses	(152.18)	(225.54)	(537.02)
511.96	**562.08**	**621.07**	**Earnings before interest and taxes**	**1,074.04**	**1,161.59**	**2,061.02**
42.82	78.78	31.95	Income from associated companies	121.60	62.92	184.65
8.27	24.44	13.67	Income from other investments	32.71	21.18	25.76
(17.88)	(35.50)	(23.14)	Interest expenses	(53.39)	(76.95)	(108.76)
0.24	(1.80)	(0.75)	Other financial income and expenses	(1.57)	(0.20)	(6.45)
33.44	**65.92**	**21.72**	**Net financial result**	**99.36**	**6.95**	**95.20**
545.40	**627.99**	**642.80**	**Profit from ordinary activities**	**1,173.39**	**1,168.53**	**2,156.23**
(144.89)	(146.95)	(177.20)	Taxes on income	(291.83)	(278.92)	(506.28)
400.51	**481.05**	**465.60**	**Profit from ordinary activities post taxes**	**881.56**	**889.62**	**1,649.94**
0.00	0.00	8.21	Results from discontinued operations net of taxes	0.00	14.16	8.30
400.51	**481.05**	**473.81**	**Net income for the period**	**881.56**	**903.78**	**1,658.24**
331.77	**411.41**	**400.08**	**thereof attributable to own shareholders**	**743.18**	**719.00**	**1,382.60**
68.74	69.64	73.73	thereof attributable to minority interests	138.38	184.78	275.64
1.11	**1.38**	**1.34**	**Basic earnings per share in EUR**	**2.49**	**2.41**	**4.64**
1.11	1.37	1.28	Diluted earnings per share in EUR	2.48	2.27	4.44
–	**–**	**–**	**Dividend per share in EUR**	**–**	**–**	**1.05**

Q1/07	Q2/07	Q2/06	Δ%	in EUR mn	6m/07	6m/06	Δ%	2006
51.09	**103.23**	**45.62**	**126**	**Net income from investments**	**154.31**	**84.09**	**84**	**210.41**
39.55	47.95	31.20	54	thereof Borealis	87.50	42.05	108	114.45
3.67	29.75	–	n.a.	thereof Petrol Ofisi	33.42	–	n.a.	46.86
(5.15)	(2.14)	(6.26)	(66)	thereof AMI Agrolinz Melamine	(7.30)	(10.99)	(34)	(16.17)
–	–	5.29	n.a.	thereof EconGas	–	25.45	n.a.	25.26
3.29	0.02	(0.07)	n.m.	thereof Oberösterreichische Ferngas	3.31	3.96	(16)	8.82

Notes to the income statement

Second quarter 2007 (Q2/07)

The 1% decrease in **consolidated sales** compared to Q2/06 mainly reflects lower sales in R&M due to lower demand – mainly for heating oil – and the three refinery shutdowns; this could not be offset by the impact from the consolidation of EconGas. R&M represented 84% of total consolidated sales; Gas accounted for 11% and E&P for approximately 4% (sales in E&P being largely intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 562 mn, was 9% below the level of Q2/06, mainly due to a reduction in other operating income. The EBIT contribution of **Petrom** was EUR 170 mn. **Special charges** of EUR 22 mn mainly relate to personnel costs and unscheduled depreciation for impairments. **Clean EBIT** fell by 12% to EUR 584 mn; the contribution of **Petrom** to Group's clean EBIT was EUR 173 mn.

The EUR 44 mn improvement in the **net financial result** reflects higher income from associated companies: Borealis showed further improvement and the seasonally strong operating result of Petrol Ofisi was also supported by FX gains. The strong contribution of these two associates

more than compensated for EconGas now being reported in EBIT due to its full consolidation as of Q4/06. In addition, income from other investments contributed positively, more than offsetting higher interest expenses including higher FX losses arising in Petrom due to the strong RON.

The equity income from **Petrol Ofisi** of EUR 29.75 mn benefited from seasonally high demand, inventory effects due to increasing price levels and the appreciation of the Turkish lira (YTL) versus the USD. The P&L impact of the tax settlement payment (YTL 275 mn) between Petrol Ofisi and the Turkish Tax Authorities was compensated by the indemnity payments from Dogan to OMV. In the course of the quarter, OMV bought an additional 0.18% interest in Petrol Ofisi on the Istanbul Stock Exchange, increasing its share to 35.4% at the end of June 2007. Borealis continued to benefit from a strong market, growing its result by 54%.

Current taxes on income of the Group were EUR 112 mn and deferred taxes of EUR 35 mn were recognized in Q2/07. The effective **corporate income tax rate**, based on pre-tax profits, decreased to 23% compared to 28% in Q2/06 mainly due to the strong financial income and the shifting of a high taxed crude oil lifting in Libya to the next quarter. This more than compensated for the adverse impact of the termination of the geological quota in Romania.

Net income was 2% higher than in Q2/06 at EUR 481 mn. EUR 70 mn of this was attributable to minority interests, leading to **net income after minorities** of EUR 411 mn, up 3% on Q2/06. **Clean net income after minorities** (excluding net income from discontinued operations) was EUR 435 mn. EPS for the quarter was EUR 1.38, while clean EPS after minorities was up 5% at EUR 1.46 (Q2/06: EUR 1.34 and EUR 1.38 respectively).

Compared to Q1/07, sales remained almost stable mainly because R&M had higher sales after building up stocks in Q1/07, which almost compensated for seasonally lower sales of Gas and E&P. EBIT was up 9%, reflecting improved results at Petrom. Q1/07 included special income from an asset disposal and the reversal of impairments, and after deducting special items, clean EBIT increased by 22% compared to Q1/07. The net financial result almost doubled, as income from associated companies and other investments more than compensated increased net interest expenses due to FX losses. The corporate tax rate declined from 27% in Q1/07 to 23% in Q2/07, mainly reflecting the strong contribution from the financial result and reduced profit contribution from high taxed countries. Net income after minorities, (i.e. net income attributable to own shareholders), was up 24%.

January-June 2007 (6m/07)

The 3% increase in **consolidated sales** compared to 6m/06 mainly reflects the consolidation of EconGas, which more than offset lower sales at R&M due to the mild winter. R&M represented 80% of total consolidated sales; Gas accounted for 15% and E&P for approximately 4% (sales at E&P being in large part intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 1,074 mn, was 8% below the level of 6m/06, mainly due to lower other operating income and due to the slightly increased cost level also reflecting a lower contribution from **Petrom** at EUR 306 mn, 31% down on 6m/06. **Special income** of in total EUR 10 mn in 6m/07 relates mainly to income from asset disposals (EUR 19 mn for the Tunisian oil field Chergui and additional proceeds from rig sales in Q1/06) and income from the reversal of impairments (EUR 13 mn from the oil and gas field in Kazakhstan) and, in Q2/07, to unscheduled depreciation from impairments (EUR 7 mn) and personnel related charges (EUR 7 mn). **Clean EBIT** therefore fell by 8% to EUR 1,064 mn, including the contribution of **Petrom's** clean EBIT of EUR 291 mn.

The significant improvement in the **net financial result** compared to 6m/06 reflected higher income from associated companies, including a strong contribution from Borealis and the inclusion of Petrol Ofisi, which more than compensated for EconGas now being reported in EBIT. In addition, lower net interest expenses relating to lower FX losses from cash deposits at Petrom had also a positive impact.

Current taxes on income of the Group were EUR 255 mn and deferred taxes of EUR 37 mn were recognized in 6m/07. The effective **corporate income tax rate**, based on pre-tax profits, rose to 25% from 24% in 6m/06. This increase in the effective tax rate was predominantly due to the phase-out of the geological quota in Romania and the lower impact of high taxed E&P incomes. This was partly offset by a strong profit contribution from at-equity consolidated subsidiaries.

Net income was 2% lower than in 6m/06. EUR 139 mn of this was attributable to minority interests, giving **net income after minorities** of EUR 743 mn up 3% on 6m/06. **Clean net income after minorities** (excluding net income from discontinued operations) was EUR 752 mn. EPS for the first 6 months was EUR 2.49, while clean EPS after minorities was up 6% at EUR 2.52 (6m/06: EUR 2.41 and EUR 2.38 respectively).

Balance sheet, capital expenditure and gearing (unaudited)

Consolidated balance sheet in EUR mn	June 30, 2007	Dec 31, 2006
Assets		
Non-current assets		
Intangible assets	209.93	195.81
Property, plant and equipment	8,507.57	7,732.13
Investments in associated companies	1,895.02	1,786.14
Other financial assets	2,879.76	1,598.46
	13,492.30	**11,312.54**
Receivables and other assets	**428.08**	**407.64**
	13,920.37	11,720.19
Deferred taxes	**61.84**	**60.42**
Current assets		
Inventories	2,348.79	2,028.58
Trade receivables	1,982.93	1,922.10
Other receivables and assets	412.00	384.98
Securities and investments	198.91	99.31
Cash in hand and at bank	1,009.54	1,564.26
Non current assets held for sale	8.60	24.18
	5,960.77	**6,023.41**
	19,942.99	**17,804.02**
Equity and liabilities		
Equity		
Capital stock	300.00	300.00
Reserves	7,613.59	6,679.05
Stockholders' equity	**7,913.59**	**6,979.05**
Minority interests	2,337.91	2,197.21
	10,251.50	**9,176.26**
Non-current liabilities		
Pensions and similar obligations	951.08	951.72
Bonds	482.74	491.44
Interest-bearing debts	483.83	489.96
Decommissioning and restoration obligations	1,530.70	1,489.24
Provisions	198.88	190.48
Other liabilities	84.00	80.88
	3,731.22	**3,693.71**
Deferred taxes	**314.35**	**287.32**
Current liabilities		
Trade payables	1,643.42	1,601.78
Bonds	0.00	47.79
Interest-bearing debts	2,064.93	1,264.45
Tax provisions	86.19	67.22
Other provisions	651.71	682.03
Other liabilities	1,199.66	982.99
Liabilities associated with assets held for sale	0.00	0.48
	5,645.92	**4,646.73**
	19,942.99	**17,804.02**

Notes to the balance sheet as of June 30, 2007

Capital expenditure increased significantly to EUR 2,088 mn (6m/06: EUR 1,650 mn). E&P invested EUR 523 mn (6m/06: EUR 287 mn), mainly in developing fields in Romania, Austria, the UK and New Zealand. CAPEX in the R&M segment was EUR 412 mn (6m/06: EUR 1,278 mn) and focused on petrochemical projects in Burghausen and Schwechat as well as quality enhancement projects. R&M investments also included the purchase of a further 1.4% in Petrol Ofisi. OMV's stake at the end of June was therefore 35.4%. The main focus of investment in the Gas segment (EUR 73 mn) was the West-Austria gas pipeline (WAG) expansion project. The bulk of the EUR 1,080 mn invested by Co&O was attributable to the increase of OMV's stake in the Hungarian oil and gas company, MOL, from 10% to 18.6% in a first step and to 18.9% in a second step. The stake in MOL is reported as "other investment" among financial assets.

Compared to year end 2006 **total assets** grew by EUR 2,139 mn or 12% to EUR 19,943 mn. This was mainly related to the purchase of an additional 8.9% stake in MOL as well as an increase in property, plant and equipment. **Current assets** decreased in spite of higher inventories, due to a significant decline in cash and cash equivalents (from EUR 1,564 mn at the end of 2006 to EUR 1,010 mn at the end of June 2007).

Equity increased by approximately 12%. The Group's **equity ratio** of 51% remained almost at the same level as at year end 2006.

In Q1/07, OMV continued the share buyback program approved and launched in 2006. 1,627,390 shares were bought back at a weighted average share price of EUR 39.86 of which 1,624,130 were used for the conversion of convertible bonds. No further shares were bought back in Q2/07. The total number of own shares held by the Company therefore amounted to 1,290,466 as of June 30, 2007 (year end 2006: 1,289,606).

In order to maintain a share capital of 300 mn shares the Company's capital was reduced by 2,400 shares on May 14, 2007.

During Q1/07, 2,720 convertibles were bought back at an average price of EUR 405.61. On February 21, 2007 OMV redeemed all remaining outstanding convertible bonds.

As of June 30, 2007, long- and short-term borrowings and bonds stood at EUR 3,032 mn (year end 2006: EUR 2,294 mn) while cash and cash equivalents (including current securities and investments) declined to EUR 1,208 mn (year end 2006: EUR 1,664 mn). OMV increased its net debt position to EUR 1,824 mn (caused by the acquisition of further 8.9% of MOL) at the end of June 2007, compared to EUR 630 mn at the end of 2006. At June 30, 2007 the gearing ratio was 17.8% (year end 2006: 6.9%).

Cash flows (unaudited)

Q1/07	Q2/07	Q2/06	Summarized statement of cash flows in EUR mn	6m/07	6m/06	2006
400.51	481.05	473.81	Net income for year	881.56	903.78	1,658.24
206.00	209.61	212.17	Depreciation and amortization	415.61	384.94	809.55
(1.11)	(0.40)	2.13	Write-ups of non-current assets	(1.51)	(0.68)	(5.63)
2.32	34.60	24.20	Deferred taxes	36.91	35.53	19.03
(3.29)	11.36	(5.62)	Losses/(gains) on the disposal of non-current assets	8.07	(62.43)	(68.87)
(18.45)	(32.37)	(31.07)	Net change in provisions for pensions and severance payments	(50.82)	(57.93)	3.74
20.96	(7.54)	(50.09)	Net change in other long-term and abandonment provisions	13.42	(24.74)	(40.53)
20.33	(70.38)	(24.30)	Other adjustments	(50.05)	(53.15)	(155.91)
627.27	**625.93**	**601.23**	**Sources of funds**	**1,253.20**	**1,125.32**	**2,219.62**
(228.89)	(31.86)	(6.72)	(Increase)/decrease in inventories	(260.75)	(178.86)	21.34
(183.79)	93.36	(125.36)	(Increase)/decrease in receivables	(90.44)	(295.58)	72.20
466.30	(234.99)	26.29	(Decrease)/Increase in liabilities	231.32	504.65	(173.13)
(10.21)	2.82	69.56	(Decrease)/increase in short-term provisions	(7.39)	(85.19)	(112.82)
–	0.00	(0.29)	Other changes	0.00	0.00	–
670.68	**455.26**	**564.72**	**Net cash from operating activities**	**1,125.94**	**1,070.34**	**2,027.21**
			Investments			
(510.08)	(471.06)	(363.44)	Intangible assets and property, plant and equipment	(981.15)	(678.01)	(1,376.47)
(25.13)	(1,086.04)	(758.56)	Investments, loans and other financial assets	(1,111.17)	(850.88)	(961.30)
(0.59)	(4.59)	(56.23)	Acquisitions of subsidiaries net of cash acquired	(5.18)	(120.43)	(161.92)
32.41	4.32	(1.22)	(Increase)/decrease in short-term financial assets and assets held for sale	36.73	9.35	(48.82)
			Disposals			
58.87	9.04	17.53	Proceeds from sale of non-current assets	67.92	126.26	321.64
–	15.78	–	Proceeds from the sale of subsidiaries, net of cash disposed	15.78	–	1.00
(444.52)	**(1,532.55)**	**(1,161.92)**	**Net cash used in investing activities**	**(1,977.08)**	**(1,513.70)**	**(2,225.87)**
2.45	3.40	28.89	Increase in long-term borrowings	5.85	51.47	275.85
(199.29)	(15.28)	(18.29)	Repayments of long-term borrowings	(214.57)	(28.75)	(141.10)
(1.12)	0.00	(260.81)	Repurchase of convertible bonds	(1.12)	(260.81)	(525.11)
(64.86)	0.00	(18.32)	Repurchase of own shares	(64.86)	(18.32)	(201.79)
(16.37)	1,006.92	842.06	(Decrease)/increase in short-term borrowings	990.55	780.20	696.56
(6.67)	(461.55)	(272.65)	Dividends paid	(468.23)	(274.75)	(377.62)
–	0.00	0.01	Capital introduced	0.00	0.05	0.49
(285.86)	**533.49**	**300.90**	**Net cash from financing activities**	**247.63**	**249.10**	**(272.73)**
5.67	43.12	(24.18)	Effect of exchange rate changes on cash and cash equivalents	48.78	28.59	84.39
(54.03)	**(500.69)**	**(320.48)**	**Net increase in cash and cash equivalents**	**(554.72)**	**(165.67)**	**(387.00)**
1,564.26	1,510.23	2,106.07	Cash and cash equivalents at beginning of period	1,564.26	1,951.26	1,951.26
1,510.23	**1,009.54**	**1,785.59**	**Cash and cash equivalents at end of period**	**1,009.54**	**1,785.59**	**1,564.26**

Notes to the cash flows

In 6m/07, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an outflow of funds of an amount of EUR 851 mn (6m/06: outflow of EUR 443 mn). EUR 468 mn (6m/06: EUR 275 mn) were paid out as dividends to OMV shareholders and to minority shareholders of subsidiaries. **Free cash flow less dividend payments** therefore represented an outflow of funds in the amount of EUR 1,319 mn (6m/06: outflow of EUR 718 mn). Inflow of funds from net income, adjusted for non-cash items such as depreciation, net use of provisions, non-cash income from investments and other positions, was EUR 1,253 mn (6m/06: EUR 1,125 mn), while an additional amount of EUR 127 mn was tied up in **net working capital** (6m/06: EUR 55 mn). **Net cash used in investing activities** (outflow of EUR 1,977 mn, 6m/06: outflow of EUR 1,514 mn) included – apart from increased investments in tangible assets and property, plant and equipment – investments in financial assets, the acquisition of additional shares in MOL being the most significant one. **Net cash from financing activities** reflected an inflow of funds amounting to EUR 248 mn (6m/06: EUR 249 mn), as the inflow from short-term borrowings exceeded the outflows for dividend payments, net repayments of long-term borrowings and the repurchase of own shares.

Changes in stockholders' equity (unaudited)

In EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2007	300,003	795,298	5,042,902	854,989	(14,141)	6,979,051	2,197,209	9,176,260
Unrealized gains/(losses)								
of securities:								
Profit/(loss) for the year before taxes on income				329,887		329,887	(2,494)	327,393
Income taxes				1,424		1,424	400	1,824
Realized gains/(losses) recognized in income statement before taxes on income				1,075		1,075	1,032	2,107
Income taxes				(172)		(172)	(166)	(338)
of hedges:								
Profit/(loss) for the year before taxes on income				17,925		17,925	10,699	28,624
Income taxes				(5,096)		(5,096)	(2,731)	(7,827)
Realized gains/(losses) recognized in income statement before taxes on income				(7,597)		(7,597)	1,411	(6,186)
Income taxes				2,785		2,785	38	2,823
Recycling to acquisition cost				(11,296)		(11,296)	4,121	(7,175)
Income taxes				5,236		5,236	(659)	4,577
Exchange differences from translation of foreign operations				182,530		182,530	147,308	329,838
Gains/(losses) recognized directly in equity, net of taxes on income				516,701		516,701	158,959	675,660
Net income for year			743,182			743,182	138,381	881,563
Total gains/(losses) for the year			743,182	516,701		1,259,883	297,340	1,557,223
Dividend distribution			(311,940)			(311,940)	(156,286)	(468,226)
Repurchase of own shares					(64,861)	(64,861)		(64,861)
Repurchase of convertible bonds		(255)				(255)		(255)
Converting of convertible bonds		(13,366)			64,727	51,361		51,361
Redemption of convertible bonds		(6)				(6)		(6)
Capital decrease	(3)	3	(99)		99	0		0
Increase/(decrease) in minority interests			358			358	(358)	0
June 30, 2007	300,000	781,674	5,474,403	1,371,690	(14,176)	7,913,591	2,337,905	10,251,496

In EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2006	300,001	993,299	3,941,566	671,196	(14,470)	5,891,592	1,801,928	7,693,520
Unrealized gains/(losses)								
of securities:								
Profit/(loss) for the year								
before taxes on income				4,489		4,489	(2,714)	1,775
Income taxes				(1,116)		(1,116)	435	(681)
Realized gains/(losses) recognized in								
income statement before taxes on income				61		61	133	194
Income taxes				(2)		(2)	(21)	(23)
of hedges:								
Profit/(loss) for the year								
before taxes on income				3,902		3,902	(1,379)	2,523
Income taxes				527		527	220	747
Realized gains/(losses) recognized in								
income statement before taxes on income				3,747		3,747	3,613	7,360
Income taxes				(580)		(580)	(557)	(1,137)
Recycling to acquisition cost				706		706	678	1,384
Income taxes				(113)		(113)	(108)	(221)
Exchange differences from translation								
of foreign operations				24,743		24,743	48,707	73,450
Gains/(losses) recognized directly in equity,								
net of taxes on income				36,364		36,364	49,007	85,371
Net income for year			719,000			719,000	184,776	903,776
Total gains/(losses) for the year			719,000	36,364		755,364	233,783	989,147
Dividend distribution			(268,813)			(268,813)	(108,119)	(376,932)
Repurchase of own shares					(18,316)	(18,316)		(18,316)
Repurchase of convertible bonds		(76,433)				(76,433)		(76,433)
Capital increase	2	46			4	52		52
Increase/(decrease) in minority interests			(18,410)			(18,410)	17,052	(1,358)
June 30, 2006	300,003	916,912	4,373,343	707,560	(32,782)	6,265,036	1,944,644	8,209,680

Dividends

On May 24, 2007 the Annual General Meeting approved the payment of a dividend of EUR 1.05 per share, 17% up on last year, resulting in a total dividend payment of EUR 311.94 mn to OMV shareholders. Dividend payments to minorities amounted to EUR 156.29 mn, of which EUR 149.16 mn related to minority shareholders of Petrom.

Primary segment reporting

Sales [1]

Q1/07	Q2/07	Q2/06	Δ%	in EUR mn	6m/07	6m/06	Δ%	2006
892	987	1,044	(5)	Exploration and Production	1,879	1,923	(2)	3,968
3,499	3,851	4,403	(13)	Refining and Marketing	7,350	8,296	(11)	17,253
889	573	322	78	Gas	1,462	769	90	2,071
66	81	46	77	Corporate and Other	147	121	21	257
5,346	**5,492**	**5,815**	**(6)**	**Segment subtotal**	**10,838**	**11,109**	**(2)**	**23,549**
(752)	(911)	(1,169)	(22)	less: internal sales	(1,663)	(2,164)	(23)	(4,578)
4,594	**4,581**	**4,646**	**(1)**	**OMV Group**	**9,176**	**8,944**	**3**	**18,970**

[1] Consolidation book entries were allocated to the respective business segments

EBIT [1]

Q1/07	Q2/07	Q2/06	Δ%	in EUR mn	6m/07	6m/06	Δ%	2006
421	442	474	(7)	Exploration and Production	863	1,063	(19)	1,908
29	94	130	(28)	Refining and Marketing	123	94	31	121
79	42	28	50	Gas	121	61	99	135
(17)	(16)	(11)	46	Corporate and Other	(33)	(56)	(41)	(103)
512	**562**	**621**	**(9)**	**Segment subtotal**	**1,074**	**1,162**	**(8)**	**2,061**
32	**(22)**	**(41)**	**(48)**	**Special items**	**10**	**8**	**(19)**	**(196)**
–	(7)	–	n.a.	thereof: Personnel related costs	(7)	–	n.a.	(11)
–	–	(4)	n.a.	Petrom restructuring costs	–	(4)	n.a.	(133)
13	(7)	(32)	(77)	Unscheduled depreciation	6	(32)	n.m.	(82)
19	–	–	n.a.	Asset disposal	19	60	69	70
–	–	–	n.a.	Insurance	–	(8)	n.a.	(31)
–	(7)	(5)	42	Other	(7)	(7)	7	(9)
480	**584**	**662**	**(12)**	**OMV Group clean EBIT** [2]	**1,064**	**1,153**	**(8)**	**2,257**
389	448	507	(11)	thereof E&P	837	1,036	(19)	1,974
29	107	138	(23)	R&M	136	104	31	219
79	42	28	50	Gas	121	61	99	135
(17)	(14)	(11)	28	Corporate	(31)	(48)	(36)	(71)

[1] Consolidation book entries were allocated to the respective business segments
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Other notes

Significant transactions with related parties

With the associated companies Borealis A/S and Bayernoil Raffineriegesellschaft m.b.H., business transactions in the form of supplies of goods and services take place on an ongoing and regular basis.

Declaration of the management

The interim condensed consolidated financial statements for the six months ended June 30, 2007 have been prepared in accordance with IAS 34 Interim Financial Reporting and present fairly, in all material respects, the financial position of the Group as of June 30, 2007, and of its financial performance and its cash flows for the period from January 1, 2007 to June 30, 2007. The Directors' report is consistent with the condensed consolidated financial statements for the six months ended June 30, 2007.

Vienna, August 16, 2007

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Werner Auli

David Davies

Helmut Langanger

Economic environment: Oil prices and exchange rates


120
110
100
90
80
70
60
EUR/USD
Brent
EUR/RON
Q3/06
Q4/06
Q1/07
Q2/07

World crude demand showed a modest increase of 0.8 mn bbl/d or 0.9% to 85.0 mn bbl/d. About one third of the 1 mn bbl/d growth in the non-OECD demand was attributable to the strong increase in China (4.9%). A decrease in demand was recorded by the OECD countries in Europe (by 0.5 mn bbl/d), OECD Pacific (by 0.2 mn bbl/d) as well as in the CIS (by 0.1 mn bbl/d), however in all other OECD countries demand increased – in some cases sharply. **World crude oil production** rose to 85.0 mn bbl/d. OPEC output increased to 35.1 mn bbl/d representing a market share of 41% (because of the new member state Angola). A 0.8 mn bbl/d production cut by Saudi Arabia brought about a market change in the structure of OPEC output.

The reference **crude oil price Brent** climbed progressively, to stand at USD 73.51/bbl at the end of June. Relatively high crude stocks did little to dampen the rise since prices were driven by refining bottlenecks and demand growth. Factors including OPEC production cuts, renationalization measures and the continuing uncertainty from important producers such as Iran, Iraq and Nigeria led to increased trading and spot price hikes. The average price of Brent was slightly down on the USD 69.59/bbl level recorded in Q2/06, at USD 68.75/bbl. Rotterdam (EUR denominated) product prices fell 9–11%, and heavy heating oil was off by 18% year-on-year. The average **Ural** price of Q2/07 was EUR 65.30/bbl, just 1% above the Q2/06 level.

In Q2/07 the average **USD** remained weak, averaging 1.348 to the EUR, 7% lower than in Q2/06. The **Romanian Leu (RON)** strengthened by 7% against the EUR, the average rate in Q2/07 being 3.274 for EUR 1.

Q1/07	Q2/07	Q2/06	Δ%		6m/07	6m/06	Δ%	2006
57.76	68.75	69.59	(1)	Average Brent price in USD/bbl	63.21	65.60	(4)	65.14
54.26	65.30	64.84	1	Average Ural price in USD/bbl	59.74	61.52	(3)	61.35
1.311	1.348	1.258	7	Average EUR/USD FX rate	1.329	1.230	8	1.256
3.381	3.274	3.517	(7)	Average EUR/RON FX rate	3.331	3.541	(6)	3.526
2.580	2.432	2.796	(13)	Average USD/RON FX rate	2.507	2.882	(13)	2.809
4.11	6.64	6.19	7	NWE refining margin in USD/bbl	5.38	5.61	(4)	4.85
5.70	7.22	6.99	3	Med Urals refining margin in USD/bbl	6.46	5.90	9	5.41

Source: Reuters

Stock watch



140
130
120
110
100
90
80
70
Q3/06
Q4/06
Q1/07
Q2/07
ATX prime
FTSE Eurotop 100
FTSE Global Energy
OMV

The **OMV share** recorded another strong performance in Q2/07. The share price hit a low in Q2/07 on April 5 of EUR 45.60 and rose to a quarterly high at EUR 50.84 on May 25. The performance of the OMV shares on the Vienna Stock Exchange was 5% up in Q2/07. For comparison international financial markets also showed a solid performance: FTSE Eurotop 100 +6%, Nikkei +5%, Dow Jones +9%. Austrian shares performed in line with this trend, with the ATX rising by 5%. The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) increased even by 13%.

ISIN: AT0000743059	Market capitalization (June 30)	EUR 14,847 mn
Wiener Börse: OMV	Last (June 30)	EUR 49.49
Reuters: OMV.VI	Year's high (May 25)	EUR 50.94
Bloomberg: OMV AV	Year's low (January 10)	EUR 39.10
ADR Level I: OMVKY	Shares outstanding (as of June 30)	298,709,534
	Shares outstanding (weighted) in Q2/07	298,709,534
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	

Abbreviations

bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; cbm/h*km: cubic meter per hour times kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: Euro; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NWE: North-West European; R&M: Refining and Marketing including petrochemicals; RON: Romanian Leu; t: tons; USD: US dollar

OMV contacts

Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; E-Mail: investor.relations@omv.com
Thomas Huemer, Press Office — Tel. +43 (1) 40 440-21660; E-Mail: thomas.huemer@omv.com
Internet Homepage: www.omv.com

END